Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: May 23, 2003

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 6, 2003 ALTANA Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany, (“ALTANA”) held its Annual General Meeting (“AGM”).

At this AGM, in accordance with a proposal of the Supervisory Board of ALTANA, ALTANA’s shareholders elected PwC Deutsche Revision Aktiengesellschaft Wirtschaftprüfungsgesellschaft, Frankfurt am Main, Germany, (“PwC”) as ALTANA’s independent auditor for the fiscal year 2003. Thus, starting with the fiscal year 2003, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany, (“KPMG”) will no longer be ALTANA’s independent auditor.

KPMG’s reports on ALTANA’s consolidated financial statements for each of the years ended 2001 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the two fiscal years ended December 31, 2001 and 2002 and through May 6, 2003 there were no disagreements with KPMG on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter in connection with KPMG’s audit report on ALTANA’s consolidated financial statements for such years and there were no reportable events as defined in Item 304 (a) (1) (v) of Regulation S-K.

During ALTANA’s two most recent fiscal years and through the date of this Form 6-K ALTANA did not consult PwC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on ALTANA’s consolidated financial statements or any other matters or reportable events listed in Items 304 (a) (2) (i) and (ii) of Regulations S-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: May 23, 2003	By:	/s/ Hermann Küllmer

Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

Name: Dr. Rudolf Pietzke Title: General Counsel